[VALIC letterhead]

via EDGAR

April 8, 2011

Mr. Bill Kotapish

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re: VALIC Separate Account A ("Registrant")

The Variable Annuity Life Insurance Company ("Depositor")

Rule 485(b)(1)(vii) Request

Dear Mr. Kotapish:

The purpose of this letter is to respectfully request, pursuant to 1933 Act Rule 485(b)(1)(vii), that you allow us to make a 485BPOS filing for the product listed below, based on the 485APOS filing for "new" Portfolio Director, 333-137942, and comments received from the Staff of the Commission for that filing.

Variable Annuity Product	1933 Act No. / 1940 Act No.
"Old" Portfolio Director (with the American Home guarantee)	033-75292 / 811-03240

The 485APOS filing was made on February 17, 2011, Accession No. 0001193125-11-039089, for the purpose of adding a new living benefit feature, IncomeLOCK Plus. We use the same prospectus for both "old" and "new" Portfolio Director; thus, all changes made in response to comments received will be in that prospectus.

We acknowledge, on behalf of the Depositor, Registrant and American Home Assurance Company ("Guarantor"), that:

  Should the Commission or the Staff, acting pursuant to delegated authority, permit the filings to go effective pursuant to Rule 485(b)(1)(vii), it does not foreclose the Commission from taking any action with respect to the filings; and
  The action of the Commission or the Staff, acting pursuant to delegated authority, in permitting the filings to go effective pursuant to Rule 485(b)(1)(vii), does not relieve Depositor, Registrant and Guarantor from full responsibility for the adequacy and accuracy of the disclosure in the filings; and
  Depositor, Registrant and Guarantor may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please contact me at 713-831-3164 if you have any questions or need more information.

Sincerely,

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By /s/KATHERINE STONER

Vice President, Deputy General Counsel and Secretary

cc: Mr. Jeff Foor

Division of Investment Management

Office of Insurance Products